United States Securities and Exchange Commission
Washington, DC 20549

Notice of Exempt Solicitation

1.	Name of Registrant:

MONDELEZ INTERNATIONAL, INC.

2.	Name of person relying on exemption:

THE ACCOUNTABILITY BOARD, INC.

3.	Address of person relying on exemption:

401 Edgewater Pl #600, Wakefield, MA 01880

4.	Written materials:

The attached written materials are submitted pursuant to a voluntary application of Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule but is made in the interest of public disclosure and consideration of these important issues.

Dear fellow shareholders,

The Accountability Board, Inc. is proud to include Mondelez (MDLZ) in our portfolio. We write in respect of the company’s latest proxy statement, specifically regarding Green Century Capital Management’s proposal related to cage-free egg disclosure.

After carefully reviewing the proposal and the board’s statement opposing it – and based on our own engagement with MDLZ regarding this issue – we’ve chosen to break with the board’s recommendation and vote FOR the proposal.

First, consider that the proposal merely asks the company to either: 1) disclose any interim goals it has for achieving its longer-term 2025 cage-free egg objective, or 2) if it doesn’t already have interim goals, develop them (and then disclose them).

Despite these being two distinct options offered by the proposal, the company’s opposition statement lumps them together, painting them as equally burdensome and unnecessary. Though clearly, the two options are not equal: disclosing existing benchmarks is far easier than developing new ones.

That’s important, because what the opposition statement doesn’t reveal is that apparently, MDLZ already has interim benchmarks for its 2025 cage-free egg goal – it just hasn’t disclosed them. The Accountability Board recently met with a team of people from MDLZ about this proposal. During the meeting, MDLZ assured us that it has already established interim goals for its longer-term 100% cage-free egg objective.

Thus, only the first action requested in the proposal, which is the far easier one, is relevant: disclosure of existing benchmarks.

Even so, MDLZ says it’s generally opposed to reporting interim goals for longer-term sustainability objectives, because doing so “would be burdensome, unnecessary and duplicative, and the various numbers could generate confusion among our stakeholders.”

From its opposition statement:

Mondelēz International believes it is more effective and practical to report verifiable, measurable, yearly progress toward sustainability goals, rather than forward-looking, interim targets that have not yet been achieved. This practice is particularly important when progress towards the goal in question, such as cage-free eggs, is not necessarily linear and may be subject to factors beyond our control, such as Avian Flu outbreaks, supply chain disruption and the war in Ukraine. Requiring the Company to publish and track periodic, interim, prospective targets against previously announced multi-year goals — despite the fact the Company is already providing annual progress updates against those same goals — would be burdensome, unnecessary and duplicative, and the various numbers could generate confusion among our stakeholders.

Here’s the problem: that’s simply not true, when compared with other MDLZ sustainability reporting.

Take MDLZ’s climate commitment, for example. Regarding that issue, the company says the following: “Achieving net zero is no easy task, but we have set a clear path and know what we have to do to steer toward our long-term goal. Our principles for transition include…[being] Transparent in progress, setting interim goals and communicating regular updates[.]”1 MDLZ even issued a press release stating that it will disclose those interim goals: “Over the next two years, we will lay out a time-bound plan including interim goals for key emissions...”2

This clearly contradicts the company’s claims in its opposition statement resisting the very notion of disclosing interim goals toward longer-term sustainability objectives.

As MDLZ itself put it, achieving net zero is “no easy task.” Indeed, it’s undoubtedly more complicated than cage-free egg sourcing—and it too “is not necessarily linear and may be subject to factors beyond” MDLZ’s control.

We’re confident that if MDLZ can establish and disclose interim goals toward its climate objectives without being “burdensome, unnecessary and duplicative” and without “the various numbers” confusing shareholders, it can certainly disclose its existing interim goals toward this other sustainability objective.

Indeed, other companies have done just that. As Green Century’s proposal points out:

•	General Mills discloses interim goals of reaching 80-85% cage-free eggs globally in 2023 and 85-90% percent in 2024 (before reaching 100% in 2025); and
•	Conagra Brands discloses its interim goal of reaching 60-70% cage-free in 2023 (before reaching 100% in 2024).

For MDLZ to simply share interim goals which it apparently already has should cause neither great burden nor expense for the company. Doing so would not “generate confusion” amongst stakeholders, nor (despite its claims otherwise) be contrary to the company’s views on disclosing interim goals toward longer-term sustainability objectives.

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1 https://www.mondelezinternational.com/Snacking-Made-Right/Climate-Action, (emphasis added)

2 https://ir.mondelezinternational.com/news-releases/news-release-details/mondelez-international-commits-2050-net-zero-emissions-target, (emphasis added)

What it would do is offer shareholders a view into how MDLZ intends to reach compliance with a goal it’s been publicizing to shareholders and customers for years.

This is especially important, as the company itself has identified concerns stemming from animal welfare in its supply chain as a material risk that could adversely impact the company and its shareholders. As the company’s 2023 10-K report says: “Increased…consumer or activist responses caused by increased focus on…animal welfare and human rights concerns and other risks associated with the global food system could adversely affect our or our suppliers’ reputation and business and our ability to procure the materials we need to operate our business.”3

Indeed, corporate accountability on animal welfare and other significant policy issues is being subjected to increasing public and stakeholder scrutiny.

Last year, for example, irregularities in what McDonald’s was publicly reporting (versus actually doing) on one of its longtime animal welfare commitments were thrust into the global spotlight. This controversy was featured in the Wall Street Journal, New York Times, Washington Post, Financial Times, BBC, and many other major news outlets. Carl Icahn challenged two board members in a proxy contest, and when Institutional Shareholder Services (ISS) evaluated the issue in detail, it concluded that only “cautionary support” was warranted for re-electing them, pointing out that it “serves as a reminder to shareholders to demand greater specificity from corporate leaders seeking to address ESG concerns[.]”

And certainly, disclosing some interim benchmarks which already exist would – at no burden to the company, and indeed, in-line with its existing practice of disclosing interim goals for longer-term sustainability objectives – provide that “greater specificity” which ISS has suggested shareholders ought to demand from companies regarding their ESG commitments.

Thank you.

Note: We’re not asking for and can’t accept your proxy card. Please vote FOR the shareholder proposal on the proxy received from the management, following the instructions enclosed with the proxy as to how to cast your ballot.

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3 MDLZ’s 2023 10-K report, p.12